UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File No. 001-32210

NORTHERN DYNASTY MINERALS LTD.
(Translation of registrant's name into English)

15th Floor – 1040 West Georgia Street
Vancouver, British Columbia, V6E 4H8, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [  ]   Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Information Concerning Estimates of Measured, Indicated and Inferred Resources

The technical report being furnished herewith as Exhibit 99.1 uses the terms “measured resources”, "indicated resources" and "inferred resources". Northern Dynasty Minerals Ltd. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Economic Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

SUBMITTED HEREWITH

Exhibits

99.1	2014 Technical Report On The Pebble Project, Southwest Alaska, effective date December 31, 2014

99.2	Consent under NI 43-101 of Qualified Person – J. David Gaunt, P.Geo., B.C.

99.3	Consent under NI 43-101 of Qualified Person – James R. Lang, Ph.D., P.Geo., B.C.

99.4	Consent under NI 43-101 of Qualified Person – Eric D. Titley, P.Geo., B.C.

99.5	Consent under NI 43-101 of Qualified Person – Ting Lu, P.Eng., M.Sc., B.C.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN DYNASTY MINERALS LTD.

Date: February 11, 2015

/s/ Ronald Thiessen
_____________________________
Ronald Thiessen
President and CEO